SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Eliot Robinson
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309
Telephone: (404) 572-6785

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 3, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS: H5, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 625,823 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 625,823 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,823 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS: Pine Hill Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 625,823 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 625,823 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,823 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS: J. Rawson Haverty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 197,792 Shares of Class A Common Stock
	8	SHARED VOTING POWER 642,847 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 100,451 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 730,864 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,639 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS: Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS: Marital Trust B Dated October 31, 2012 Created by the Trustees of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS: Margaret Munnerlyn Haverty Revocable Trust Dated August 15, 2007 as Amended and Restated on December 17, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 8 of 12 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2007 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 24, 2010, Amendment No. 2 filed with the SEC on June 14, 2012, Amendment No. 3 filed with the SEC on November 15, 2012 and Amendment No. 4 filed with the SEC on March 21, 2013 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  This Amendment No. 5 is being filed to reflect updated information regarding the beneficial ownership of the Reporting Persons and to amend and supplement the Schedule 13D as follows.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                      Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)           The names of the persons filing this Schedule 13D are H5, L.P. (the “Partnership”), Pine Hill Associates, LLC (the “LLC”), J. Rawson Haverty, Jr. (“Mr. Haverty”), the manager of the LLC, Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003 (“Marital Trust”), Marital Trust B Dated October 31, 2012 Created by the Trustees of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003 (“Marital Trust B”) and the Margaret Munnerlyn Haverty Revocable Trust Dated August 15, 2007 as Amended and Restated on December 17, 2012 (the “MMH Trust”) (collectively, the “Reporting Persons”).

(b)           The address of the principal place of business of the Partnership and the LLC is 4414 Dunmore Road, NE, Marietta, Georgia 30068. The business address of Mr. Haverty, the Marital Trust, Marital Trust B, the MMH Trust and each of their trustees is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia  30342.

(c)           The principal business of the Partnership is to consolidate, hold and manage the ownership of certain shares of Class A Common Stock of the Company currently held by its partners and to acquire, operate, lease or hold for investment interests in other assets.  The LLC is the sole general partner of the Partnership.  The principal business of the LLC is to enter into any lawful business activity, to acquire, operate, lease and hold for investment interests in real estate, partnerships, other limited liability companies, joint ventures and in other forms of real, personal and intangible property and to serve as the general partner of the Partnership and to control the voting, investment, disposition of any shares of Class A Common Stock held by the Partnership.  The LLC is managed by its sole manager, Mr. Haverty.  Mr. Haverty’s principal occupation is Senior Vice President, Real Estate and Development for the Company.

The principal business of the Marital Trust, Marital Trust B and the MMH Trust is to hold assets on behalf of the beneficiaries of the trusts. The purpose of the Foundation, which is a Georgia corporation, is to support charitable organizations.

(d)(e)           During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)           Mr. Haverty is a citizen of the United States of America.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

CUSIP No. 419596-20-0	13D	Page 9 of 12 Pages

(a)
The Reporting Persons beneficially own an aggregate 840,639 shares or 30.9% of the Class A Common Stock of the Company.  For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2013, which reported that 2,718,823 shares of Class A Common Stock were outstanding as of April 30, 2013.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below.  If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,685,711 shares or 62.0% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)
The Partnership beneficially owns 625,823 shares or 23.0% of the Class A Common Stock of the Company. The LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership.

Mr. Haverty beneficially owns 840,639 shares or 30.9% of the Class A Common Stock of the Company.  Mr. Haverty has sole dispositive power with respect to 100,451 shares of Class A Common Stock and sole voting power with respect to 197,792 shares of Class A Common Stock.

As the manager of the LLC, the Partnership’s general partner, Mr. Haverty shares voting and dispositive power with the Partnership and the LLC with respect to the 625,823 shares of the Class A Common Stock held by the Partnership.  Mr. Haverty disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.

Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 11,228 shares held by the Trust for the Benefit of Hannah Haverty (“Daughter’s Trust”).  Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 5,796 shares held by the Trust for the Benefit of Rhett Haverty (“Son’s Trust”).  Mr. Haverty has no pecuniary interest in the shares of the Daughter’s Trust or the Son’s Trust, and disclaims any beneficial ownership in the shares held by the Daughter’s Trust and the Son’s Trust.

Mr. Haverty holds sole voting power and shares dispositive power over the 88,017 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation:  Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty and Ben M. Haverty.  Mr. Haverty holds sole voting power over the 9,324 shares held in an IRA for the benefit of Margaret Munnerlyn Haverty (the “IRA”).  Mr. Haverty has no pecuniary interest in the shares of the Foundation and disclaims any beneficial ownership in the Foundation’s shares.  Mr. Haverty disclaims beneficial ownership of the shares held by the IRA except to the extent of his pecuniary interest therein.

None of the Marital Trust, Marital Trust B or the MMH Trust currently hold any Class A Common Stock.  The trustees of each of the Marital Trust, Marital Trust B and the MMH Trust are Mr. Haverty, Jane M. Haverty and Ben M. Haverty.  Mr. Haverty disclaims beneficial ownership of the shares held from time to time by the Marital Trust, Marital Trust B, and the MMH Trust, except to the extent of any pecuniary interest he may have therein.

(c)
Except as set forth on Schedule 1 hereto and as described above, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

CUSIP No. 419596-20-0	13D	Page 10 of 12 Pages

(d)	Not applicable.

(e)           Not applicable.

CUSIP No. 419596-20-0	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 15, 2013	H5, L.P.

By: Pine Hills Associates, LLC, its General Partner By: /s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager of Pine Hill Associates, LLC

PINE HILL ASSOCIATES, LLC
By: /s/ J. Rawson Haberty, Jr.

J. Rawson Haverty, Jr.

Manager

J. RAWSON HAVERTY, JR.

By: /s/ J. Rawson Haverty, Jr.

J. Rawson Haverty, Jr.

TRUST CREATED UNDER ITEM VI OF THE LAST WILL AND TESTAMENT OF RAWSON HAVERTY DATED JULY 21, 2003

By: /s/ J. Rawson Haverty, Jr.

J. Rawson Haverty, Jr.

Trustee

By: /s/ Jane M. Haverty

Jane M. Haverty

Trustee

By: /s/ Ben M. Haverty

Ben M. Haberty

Trustee

CUSIP No. 419596-20-0	13D	Page 12 of 12 Pages

MARITAL TRUST B DATED OCTOBER 31, 2012

By: /s/ J. Rawson Haverty, Jr.

J. Rawson Haverty, Jr.

Trustee

MARGARET MUNNERLYN HAVERTY REVOCABLE TRUST DATED AUGUST 15, 2007 AS AMENDED AND RESTATED ON DECEMBER 17, 2012

By: /s/ Jane M. Haverty

Jane M. Haverty

Trustee

By: /s/ Ben M. Haverty

Ben M. Haverty

Trustee

CUSIP No. 419596-20-0	13D

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.	H5, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
5/8/13	Disposition	30,000	N/A	Conversion1

2.	J. Rawson Haverty, Jr.

No transactions.

3.	Marital Trust

No transactions.

4.	Marital Trust B

No transactions.

5.	MMH Trust

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
5/3/13	Disposition	50,000	N/A	Conversion2
5/8/13	Disposition	55,930	N/A	Conversion3

6.	Frank S. McGaughey III

No transactions.

7.	Ridge Partners, L.P.

No transactions.

8.	Clarence H. Smith

No transactions.

9.	Villa Clare Partners, L.P.

No transactions.

1 Conversion of Class A Common Stock held by the Partnership to common stock of the Company.

2 Conversion of Class A Common Stock held by the MMH Trust to common stock of the Company.

3 Conversion of Class A Common Stock held by the MMH Trust to common stock of the Company.